





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACGM, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Ave
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard A Durkin 212-750-4007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

465 South Street,Suite 200	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Gerard A Durkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACGM,Inc., as of February 14, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to before me this 14th day
of February 2017 by Gerard Durkin

Signature

Chief Financial Officer

Title

Notary Public

GEORGE NIXON
Notary Public - State of New York
NO. 01NI6237381
Qualified in Kings County
My Commission Expires 03/21/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACGM, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

ACGM, INC.

Contents



withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
ACGM, Inc.

We have audited the accompanying statement of financial condition of ACGM, Inc. (the "Company') as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ACGM, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company has incurred recurring losses from operations and negative cash flow from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

WithumSmith+Brown, PC

February 13, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 **T** (973) 898 9494 **F** (973) 898 0686 **withum.com**

ACGM, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS		
Cash	$	100,258
Due from Broker		309,927
Office equipment, net		25,258
Other assets		29,849
	$	465,292
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	73,940
Due to affiliate		118,458
Total liabilities		192,398
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		15,217,142
Accumulated deficit		(14,945,248)
Total stockholder's equity		272,894
	$	465,292

See accompanying notes to financial statements.

ACGM, INC.

Notes to Financial Statements

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1. Nature of business and summary of significant accounting policies

Nature of Business

ACGM, Inc., (the "Company") is a Qualified Subchapter S corporation organized under the laws of the state of New York. Effective June 2, 2011, the Company became wholly-owned by ACGM Holdings, Inc. (the "Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in securities transactions on a fully disclosed basis through its clearing brokers. The Company also acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Receivable from Clearing Broker

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing broker, Industrial and Commercial Bank of China Financial Services LLC ("ICBC") pursuant to a fully disclosed clearing agreement.
In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

ACGM, INC.

Notes to Financial Statements

---

1. Nature of business and summary of significant accounting policies (continued)

Going Concern

The Company has incurred losses and negative cash flows from operations in recent years and expects to continue to incur operating losses until revenues reach a level sufficient to support its on-going operations. These conditions raise the substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. In the past, the Parent company has provided additional capital in the form of equity contributions to absorb cash flow shortages.

Property and Equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from five to seven years.

Income Taxes

As a Qualified Subchapter S corporation the Company's income or loss will be included in the Parent's federal and state income tax returns and accordingly will be the responsibility of the Parent. Accordingly, no provision has been made for federal, state and local income taxes.

As of December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since 2012.

2. Cash and concentration of credit risk

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses from this counterparty.

3. Office equipment

Details of office equipment at December 31, 2016 are as follows:

Computer hardware and software	$ 26,374
Less accumulated depreciation	1,116
	$ 25,258

ACGM, INC.

Notes to Financial Statements

---

4. Related party transactions

Intercompany expense allocation

The Company's affiliate and the ultimate Parent of the consolidated group provides various services and other operating assistance to the Company. These include personnel, professional services, physical premises, utilities, the use of fixed assets, insurance and other general and administrative services. As of December 31, 2016, there is a liability of $ 118,458 due to this affiliate.

Service Agreement and Due from Parent

Pursuant to an expense sharing agreement with the Company's direct Parent, for the year ending December 31, 2016, the total amount forgiven and contributed as equity capital under the expense sharing agreement was approximately $ 908,218. As of December 31, 2016, there was $100 due from the Parent.

5. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' and company's' accounts.

6. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2016, the Company had liabilities of $192,398 necessitating a net capital requirement of $12,827. Actual net capital was approximately $218,000 at December 31, 2016, which was approximately $118,000 in excess of its net capital requirement of $100,000. The Company decreased its minimum net capital requirement during the fourth quarter of 2016 from $250,000 to $100,000

7. Exemption from Rule 15c3-3

The Company is exempt from the Security and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Income taxes

At December 31, 2016, the Company had a net operating loss carry-forward ("NOL") of approximately $ 14.7 million for New York City income tax purposes, beginning to expire in 2032. The NOL creates a deferred tax asset of approximately $ 1,290,500, which is an increase of approximately $210,000 from prior year. The Company also recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit.

ACGM, INC.

Notes to Financial Statements

---

9. Commitments and contingencies

In the normal course of business, the Company has been in the past, involved in certain regulatory examination. Additional actions or investigations may be brought from time to time in the future. Based on currently available information, the Company does not believe there are any matters pending that will have a material adverse effect on its business, results of operations or financial position.

10. Subsequent events

In February 2017, the Company filed a Uniform Request for Broker-Dealer Withdrawal ("BDW") to cease operating as a broker-dealer. The aforementioned request is currently in the 60 day required review process for approval by the SEC and FINRA. The Company does not intend to cease operations and liquidate, but has ceased any broker-dealer activities after filing the BDW.